UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On April 4, 2024, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), issued a press release announcing fiscal year 2023 earnings. The press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. Certain information relating to Company’s (i) cash balance in Egyptian pounds, (ii) ordinary shares issuable under the Series A Convertible Preference Shares and Series B Convertible Preference Shares and (iii) results for the years ended December 31, 2023 and December 31, 2022, is filed as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

INCORPORATION BY REFERENCE

Only the information included in Exhibit 99.2 of this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-274053, 333-267838 and 333-276708) and on Form S-8 (File No. 333-275749) (including any prospectuses forming a part of such registration statements) and shall be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished. The information included in Exhibit 99.1 of this Report of Foreign Private Issuer on Form 6-K is not incorporated by reference into the foregoing registration statements (nor into any prospectuses forming a part thereof).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: April 4, 2024	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit Index

Exhibit	Description
99.1	Press release dated April 4, 2024.
99.2	Certain information relating to capitalization and the Company’s results for the years ended December 31, 2023 and December 31, 2022.

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